  EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and nine months ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	October 31, 2020 $	January 31, 2020 $
Assets

Current assets
Cash	518,444	2,681,704
Cash – restricted (Note 7)	–	600,000
Amounts receivable	251,824	137,367
Prepaids and other current assets	393,319	61,467

Total current assets	1,163,587	3,480,538

Deposits	167,400	177,300
Property and equipment, net (Note 8)	105,177	540,245
Intangible assets, net (Note 9)	11,362,000	801,058
Right-of-use assets (Note 10)	–	3,251,638

Total assets	12,798,164	8,250,779

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	5,308,891	890,138
Due to related parties (Note 17)	755,801	1,788
Convertible debentures (Note 11)	794,291	–
Deferred revenue	45,621	–
Lease liability (Note 10)	25,177	68,138
Other liabilities (Note 12(e))	126,521	–

Total current liabilities	7,056,302	960,064

Lease liability (Note 10)	3,254,994	4,634,154
Warrant liabilities (Note 13(a))	110,721	–

Total liabilities	10,422,017	5,594,218

Shareholders’ Equity
Common shares (Note 12)	45,874,886	37,519,448
Reserves (Notes 13(b) and 14)	20,028,424	19,625,602
Accumulated other comprehensive income	(21,487)	172,027
Accumulated deficit	(63,505,676)	(54,660,516)

Total shareholders’ equity	2,376,147	2,656,561

Total liabilities and shareholders’ equity	12,798,164	8,250,779

Nature of operations and going concern (Note 1), commitments and contingencies (Note 18) and events after the reporting date (Note 23)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”              Director

“Ralph Anthony Pullen”        Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	October 31, 2020 $	October 31, 2019 $	October 31, 2020 $	October 31, 2019 $

Revenue	–	–	–	–

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 8 and 9)	(6,452)	247,568	89,749	736,951
Amortization of right-of-use assets (Note 10)	(45,091)	104,541	(29,529)	314,098
Consulting fees	1,123,475	472,785	1,551,677	3,109,301
Finders fee expense	–	–	–	100,000
Foreign exchange loss	90,596	7,833	44,392	49,930
General and administrative	283,490	221,746	826,766	590,648
Lease liability expense (Note 10)	117,022	42,115	401,825	135,209
Licensing fees	–	(39,837)	–	40,029
Professional fees	335,566	398,541	1,137,816	1,030,139
Promotion and marketing	1,123	15,053	11,156	15,053
Repairs and maintenance	4,990	4,354	16,208	11,355
Research and development	446,385	–	478,033	59,487
Wages, salaries and employment expenses	533,061	834,945	1,161,170	2,037,202
Write-off (Note 10)	–	24,454	–	28,355

Total expenses	2,884,165	2,334,098	5,689,263	8,257,757

Loss from operations	(2,884,165)	(2,334,098)	(5,689,263)	(8,257,757)

Other income (expenses)
Accretion expense on convertible debentures	(15,664)	–	(15,664)	(294,000)
Change in unrealized gains/losses on warrant liabilities (Note 13(a))	(53,003)	–	(53,003)	–
Interest expense	(278)	(480)	(1,095)	(134,778)
Interest income	–	4,591	265	4,591
Loss on abandonment of assets, net (Notes 4, 5, 8 and 10)	(3,708,790)	–	(2,281,485)	–
Loss on impairment of intangible assets (Note 9)	(687,251)	–	(687,251)	–
Other	–	–	2,336	–
Settlement of legal claims (Notes 4 and 18(a))	–	(263,200)	(120,000)	(236,558)

Total other income (expenses)	(4,464,986)	(259,089)	(3,155,897)	(660,745)

Net loss	(7,349,151)	(2,593,187)	(8,845,160)	(8,918,502)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(115,809)	4,891	(193,514)	17,447

Net comprehensive loss	(7,464,960)	(2,588,296)	(9,038,674)	(8,901,055)

Net loss per share, basic and diluted	(0.25)	(0.15)	(0.41)	(0.62)

Weighted average shares outstanding, basic and diluted	29,530,241	17,114,026	21,379,348	14,328,211

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 12(f), 12(h) and 12(j))	477,123	2,004,129	(10,000)	–	–	–	1,994,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(g))	169,032	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Note 12(k))	59,524	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(i) and 12(j))	6,695,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Note 12(i))	50,800	(99,804)	–	19,804	–	–	(80,000)
Share-based payments (Note 14)	–	–	–	1,065,113	–	–	1,065,113
Foreign currency translation adjustment of foreign operations	–	–	–	–	17,447	–	17,447
Net loss	–	–	–	–	–	(8,918,502)	(8,918,502)

Balance – October 31, 2019	17,141,445	40,290,210	–	18,111,298	140,512	(43,990,256)	14,551,764

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 12(a))	813,947	965,477	–	(365,756)	–	–	599,721
Common shares and warrants issued for cash, net (Notes 12(b) and 12(c))	716,725	1,185,794	–	103,549	–	–	1,289,343
Common shares issued for asset acquisition (Notes 6(a) and 12(d))	18,217,239	6,204,167	–	100,312	–	–	6,304,479
Equity component of convertible debentures	–	–	–	12,671	–	–	12,671
Share-based payments (Note 14)	–	–	–	552,046	–	–	552,046
Foreign currency translation adjustment of foreign operations	–	–	–	–	(193,514)	–	(193,514)
Net loss	–	–	–	–	–	(8,845,160)	(8,845,160)

Balance – October 31, 2020	36,956,023	45,874,886	–	20,028,424	(21,487)	(63,505,676)	2,376,147

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

(Expressed in Canadian dollars)

	Nine Months Ended
	October 31, 2020 $	October 31, 2019 $
Operating activities

Net loss	(8,845,160)	(8,918,502)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	89,749	736,951
Amortization of right-of-use assets	185,053	314,098
Change in unrealized gains/losses on warrant liabilities	53,003	–
Common shares issued for services	599,721	1,974,129
Foreign exchange loss (gain)	88,176	(2,016)
Interest accretion	6,962	294,000
Loss on abandonment of assets, net	2,281,485	–
Loss on impairment of equipment	–	3,901
Loss on impairment of intangible assets	687,251	–
Share-based payments	552,046	1,065,113
Changes in working capital accounts:
Amounts receivable	(91,377)	7,501
Prepaids and other current assets	(2,997)	(987,012)
Prepaid inventory	–	(480,480)
Deposit	9,900	–
Accounts payable and accrued liabilities	(328,563)	(145,290)
Due to related parties	163,772	(321,073)
Deferred revenue	45,621	(159,348)
Provision	–	263,200
Net cash used in operating activities	(4,505,358)	(6,354,828)

Investing activities
Cash acquired through acquisitions	25,065	–
Loans receivable	–	(219,855)
Purchase of equipment	(10,580)	–
Purchase of intangible assets	(87,503)	(432,923)
Net cash used in investing activities	(73,018)	(652,778)

Financing activities
Lease payments	(421,982)	(107,645)
Proceeds from (repayment of) convertible debenture	800,000	(3,250,000)
Payment for debt modification	–	(250,000)
Proceeds from issuance of common shares and warrants, net	1,289,343	16,310,000
Repayment of promissory note	–	(24,000)
Subscriptions received	126,520	–
Net cash provided by financing activities	1,793,881	12,678,355

Effects of exchange rate changes on cash	21,235	5,425

Net change in cash	(2,763,260)	5,676,174
Cash – beginning of period	3,281,704	74,800

Cash – end of period	518,444	5,750,974

Supplemental cash flow disclosures (Note 15)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. At October 31, 2020, the Company has not earned any revenue and has an accumulated deficit of $63,505,676. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2020 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on December 29, 2020.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash that has been measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
Altum Pharmaceuticals Inc. (acquired August 2020) (Note 6(a))	100%		Canada
Pivot Pharmaceuticals Manufacturing Corp. (divested December 2020)	100%		Canada
Blife Therapeutics Inc.	100%		Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%		Canada
Altum S1M US Corp.	100	%(1)	U.S.A.
BetterLife Pharma US Inc.	100%		U.S.A.
Pivot Naturals, LLC (divested February 2020)	100%		U.S.A.
Thrudermic, LLC	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG	100%		Lichtenstein
Solmic AG	100%		Switzerland
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong
Altum Pharmaceuticals International Inc.	100	%(1)	Barbados
Altum Pharmaceuticals Barbados Inc.	100	%(1)	Barbados

___________

(1) Fully-owned subsidiaries of Altum Pharmaceuticals Inc.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual audited consolidated financial statements for the year ended January 31, 2020.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, Altum Pharmaceuticals Inc. (“Altum”), Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), Blife Therapeutics Inc. (“Blife”) and Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Barbadian subsidiaries, Altum Pharmaceuticals International Inc. and Altum Pharmaceuticals Barbados Inc. is the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of February 1, 2020.

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•

A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and

•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

4.	Settlement and Asset Abandonment (continued)

Consideration for the Settlement Agreement included:

•

Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed April 2020).

•

$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). An accrual for the $264,660 was made as at January 31, 2020 and a loss on settlement of legal claims of $263,200 has been recorded in the condensed consolidated interim statement of comprehensive loss for the three and nine months ended October 31, 2019.

•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

Together with the assignment of Pivot Naturals, the Company assigned its right-of-use (“ROU”) asset related to its lease at 3595 Cadillac Avenue, which had been impaired at January 31, 2020, and extinguished accounts payable and accrued liabilities and obligations related to its lease (Note 10). The following gain on abandonment of assets has been included in the condensed consolidated interim statement of comprehensive loss for the nine months ended October 31, 2020:

Three Months Ended	October 31, 2020 $

Cash	(347)
Accounts payable and accrued liabilities	22,391
Lease liability	1,459,785

1,481,829

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5.	Asset Abandonment

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) will be transferred to the Purchaser. Upon closing of the share purchase agreement, the Company is no longer pursuing the Application for processing of cannabis products in Canada.

Consideration included the following: 1) Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879 (completed), 2) Cancellation of any amounts that the Pivot or the Company may owe to the Purchaser (completed), 3) Purchaser’s assumption of the lease of the Facility as of September 1, 2020 (completed), 4) Cancellation by Pivot of obligations that the Purchaser owes to Pivot (completed), 5) Purchaser’s assumption of further obligations with respect to the Application (completed), and 6) Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec (Note 18(c)) against Pivot.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

5.	Asset Abandonment (continued)

Pursuant to the assignment of Pivot subsequent to October 31, 2020, management determined that several assets initially held for Canadian manufacturing operations purposes had a recoverable value of $nil and were, therefore, impaired for a total amount of $3,582,671 in its consolidated statements of comprehensive loss (2019 - $nil). The main asset impaired relates to the right-of-use asset previously recognized relating to the lease on 285-295 Kesmark Street in Quebec, Canada.

6.	Asset Acquisitions

(a)

On August 31, 2020, the amalgamation between the Company, Altum, an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum shareholders in exchange for Altum common shares. In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrant-holders.

Pursuant to the acquisition of Altum, the Company acquired in-process research and development related to its AP-001 and AP-003 programs (Note 9).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Altum met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Common shares issued	6,204,167
Share purchase options granted	100,312
Share purchase warrants granted	57,718

Total purchase price	6,362,197

Net assets acquired:	$

Cash	24,825
Amounts receivable	31,451
Prepaid and other current assets	363,150
Equipment	44,553
Intangible assets	11,362,000
Advances	(1,507,979)
Accounts payable and accrued liabilities	(3,907,204)
Due to related parties	(48,599)

Net value of net assets acquired	6,362,197

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

6.	Asset Acquisitions (continued)

(b)

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife (formerly Opes Pharmaceuticals Inc.) from Altum for $1. The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

7.	Cash - Restricted

As at January 31, 2020, restricted cash included cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (Note 18(a)). In July 2020, this claim was settled for $120,000 and $480,000 was released to the Company.

8.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,580	–	–	10,580
Acquisition (Note 6(a))	–	44,553	–	–	44,553
Impairment (Note 5)	(7,349)	–	(200,084)	(269,611)	(477,044)
Effect of foreign exchange rate changes	–	423	–	–	423

Balance, October 31, 2020	–	121,254	–	–	121,254

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

8.	Property and Equipment (continued)

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	2,756	14,066	–	–	16,822
Impairment (Note 5)	(3,062)	–	–	–	(3,062)
Effect of foreign exchange rate changes	–	(180)	–	–	(180)

Balance, October 31, 2020	–	16,077	–	–	16,077

Net book value, October 31, 2020	–	105,177	–	–	105,177
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245

During the nine months ended October 31, 2020 and pursuant to signing of the share purchase agreement for the sale of Pivot (Note 5), the Company impaired property and equipment and recorded a loss on abandonment of assets, net of $473,982 (2019 - $3,901) within the condensed consolidated interim statements of comprehensive loss.

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	Intangible Assets

Cost	AP-001 IPR&D $	AP-003 IPR&D $	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	–	–	319,174	830,000	–	8,137,277	9,286,451
Impairment	–	–	–	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	–	–	65,623	65,623

Balance, January 31, 2020	–	–	319,174	830,000	–	–	1,149,174
Addition	–	–	–	–	87,503	–	87,503
Impairment	–	–	–	(830,000)	(87,503)	–	(917,503)
Acquisition (Note 6(a))	9,159,000	2,203,000	(319,174)	–	–	–	11,042,826

Balance, October 31, 2020	9,159,000	2,203,000	–	–	–	–	11,362,000

Accumulated Amortization and Impairment Losses

Balance, January 31, 2019	–	–	110,618	74,325	–	751,686	936,629
Amortization	–	–	80,174	83,000	–	820,290	983,464
Impairment	–	–	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	–	–	5,678	5,678

Balance, January 31, 2020	–	–	190,792	157,325	–	–	348,117
Amortization	–	–	–	62,079	10,848	–	72,927
Impairment	–	–	–	(219,404)	(10,848)	–	(230,252)
Acquisition (Note 6(a))	–	–	(190,792)	–	–	–	(190,792)

Balance, October 31, 2020	–	–	–	–	–	–	–

Net book value, October 31, 2020	9,159,000	2,203,000	–	–	–	–	11,362,000

Net book value, January 31, 2020		–	128,383	672,675	–	–	801,058

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	Intangible Assets (continued)

Weighted average life remaining on intangible assets is 9.8 years.

Upon the acquisition of Altum on August 31, 2020 (Note 6(a)), the BiPhasix license, representing an intercompany transaction, has been eliminated in these condensed consolidated interim financial statements. Also pursuant to the acquisition, the Company acquired the following in-progress research and development (“IPR&D”) programs:

(a)

AP-001: AP-001 is a topical Interferon α2b (“IFN α2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, Altum entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five percent (5%) of the inventory of any and all product produced by Altum to be paid in kind to AAPP.

•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,

o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and

o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,

o	10% on annual net sales on the next $25 million, and

o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that Altum receives from a third person in respect of development, licensing, manufacturing or distribution rights.

(b)	AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration.

(c)	AP-003: AP-003 is a patent pending IFN α2b inhalation formulation for the treatment of viral infections. The AP-003 program is in pre-clinical stage of development.

Acquired IPR&D are not amortized as they are not available for use until an approved product is commercialized, upon which they will be amortized over their useful lives. Other intangible assets include:

(d)

Thrudermic non-patented technology: On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 500,000 common shares to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic transdermal nanotechnology.

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	Intangible Assets (continued)

At October 31, 2020, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Thrudermic non-patented technology. The Company has reduced its expectations of cash flows from the use of the Thrudermic non-patented technology in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Thrudermic non-patented technology of $610,596.

(e)

Solmic patents: On October 22, 2019, the Company entered into a contract to acquire SolMic AG (“Solmic AG”). Consideration for the acquisition included CHF 10,000 to be paid in cash (paid in March 2020). In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” (“Solmic Patents”) for payments totalling EUR 50,000 (completed in March 2020).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company has accounted for this transaction as an asset acquisition.

At October 31, 2020, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Solmic patents. The Company has reduced its expectations of cash flows from the use of the Solmic patents in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Solmic patents of $76,655.

10.	Operating Leases

Operating leases of the Company related to building leases.

During the nine months ended October 31, 2020, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market and the related lease liability was extinguished during the nine months ended October 31, 2020.

As of October 31, 2020, the Company, through its wholly-owned subsidiary Pivot, is also a lessee in a lease at 285-295 Kesmark Street in Quebec, Canada, with expiry of April 30, 2025. A share purchase agreement was signed during the period for the sale of Pivot (Note 5). The related ROU asset held was impaired at October 31, 2020 as signing of the share purchase agreement indicated management’s decision to exit the Canadian cannabis manufacturing market. Losses on impairment of the ROU asset, and amounts receivable and deferred rent relating to the sub-lease of 285 Kesmark Street totaling $3,108,689 are included in loss on abandonment of assets, net on the condensed consolidated interim statements of comprehensive loss

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

10.	Operating Leases (continued)

Right-of-use Assets $

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Disposal – ROU asset	(3,330,947)
Disposal – Accumulated amortization on ROU asset	264,362
Amortization on ROU asset	(185,053)

Balance, October 31, 2020	–

During the nine months ended October 31, 2020, the Company recorded $214,582 (2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the condensed consolidated interim statements of comprehensive loss.

During the nine months ended October 31, 2019, the Company wrote-off security deposit of $24,454 related to a sub-lease agreement which had terminated on November 1, 2019.

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(1,459,785)
Lease liability expense	401,825
Lease payments	(421,982)
Effect of foreign exchange rate changes	57,821

Balance, October 31, 2020	3,280,171	25,177	3,254,994

Pursuant to the assignment of Pivot Naturals (Note 4), the Company extinguished its lease obligations. A gain on extinguishment of the lease liability totaling $1,459,785 is included in loss on abandonment of assets, net on the condensed consolidated interim statements of comprehensive loss.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

10.	Operating Leases (continued)

The table below summarizes the remaining expected lease payments under the Company’s operating lease as of October 31, 2020:

Fiscal Years	$
2021	118,181
2022	504,956
2023	547,931
2024	590,906
2025	633,881
Thereafter	3,957,281
Less: imputed interest	(3,072,965)
Present value of operating lease liabilities	3,280,171

11.	Convertible Debenture

	October 31, 2020 $	January 31, 2020 $

September 4, 2020 note	497,081	–
September 23, 2020 note	198,164	–
September 25, 2020 note	99,046	–

	794,291	–

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bears interest at 8% per annum and matures on December 3, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share.

On September 23, 2020, the Company issued an unsecured convertible debenture with a non-related party for $200,000. The debenture bears interest at 8% per annum and matures on December 22, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. The principal and accrued interest was repaid in full on November 1, 2020.

On September 25, 2020, the Company issued an unsecured convertible debenture with a non-related party for $100,000. The debenture bears interest at 8% per annum and matures on December 24, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share.

The effective interest rates for the above convertible debentures have been determined as 6.5% per annum after deducting all the loan discounts.

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	Common Shares

Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. During the nine months ended October 31, 2020:

(a)

The Company issued 94,207 common shares, with fair value totaling $98,969, pursuant to the termination of employment agreements. The Company also issued 453,074 common shares, with fair value of $506,508, to third parties for services and 266,666 common shares, with fair value of $360,000 to former officers and former director pursuant to vesting of their restricted stock units (Note 16).

(b)

In July and August 2020, the Company issued 716,725 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $1,361,778. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(c)

Pursuant to the private placement on July 31, 2020, finders’ fees consisted of cash payments of $72,434 and issuance of 54,321 share purchase warrants, valued at $103,549, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(d)	On September 4, 2020, 18,217,239 common shares, with fair value of $6,204,167, were issued pursuant to the amalgamation agreement with Altum (Note 6(a)).

(e)

As at October 31, 2020, the Company received $126,521 in subscription proceeds for its private placement of special warrants completed on December 2, 2020 (Note 23(a)). As the special warrants contain a provision for issuance of additional special warrants (Note 23(a)), the subscriptions received have been classified as other liabilities.

During the nine months ended October 31, 2019:

(f)

In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee and 41,071 common shares, with total fair value of $100,000, to third parties and a former officer and director for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably.

(g)

On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(h)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	Common Shares (continued)

(i)

On April 8, 2019, a private placement was closed for an aggregate of 695,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(j)

On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 4,613,200 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 1,386,800 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.50 per share (amended in May 2020 to $2.50) and has an expiry term of two (2) years. Pursuant to the private placement, the Company issued 420,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3.50 per share and with an expiry term of two (2) years, as advisory fee.

(k)	On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of convertible debentures.

13.	Share Purchase Warrants

(a)	Warrant liabilities

In connection with the asset acquisition (Note 6(a)), 252,595 share purchase warrants were issued with exercise prices denominated in US dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as a financial liabilities. These warrants are therefore classified as a financial liabilities with changes in fair value recognized in profit or loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the changes in liability-classified common share purchase warrants outstanding.

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2020 and 2019	–	–	–
Granted pursuant to acquisition (Note 6(a))	252,595	1.44	57,718
Change in fair value	–	–	53,003
Balance, October 31, 2020	252,595	1.44	110,721

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Share Purchase Warrants (continued)

The following table summarizes information about liability-classified warrants outstanding and exercisable as of October 31, 2020.

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
252,595	1.44	August 6, 2022	1.76

The fair value of warrant liabilities at October 31, 2020 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 0.18%
•	Volatility: 195%
•	Market price of common shares on grant/valuation dates: $0.48
•	Expected dividends: Nil%
•	Expected life: 1.8 years
•	Exercise price: US$1.44

(b)	Equity-classified warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2019	848,605	6.18

Granted	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, January 31, 2020	7,947,892	3.74

Granted (Notes 12(b) and 12(c))	412,684	2.30

Balance, October 31, 2020	8,360,576	2.91

On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022. The exercise prices of these warrants have been amended to $2.50 per warrant. Previous exercise prices were $3.00 and $3.50.

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Share Purchase Warrants (continued)

At October 31, 2020, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

17,241	17.40	March 1, 2021
335,325	6.00	September 21, 2021
800	6.00	October 1, 2021
90,726	6.00	October 18, 2021
378,000	6.00	October 22, 2021
695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
4,613,200	2.50	May 14, 2021
1,386,800	2.50	May 29, 2021
420,000	3.50	May 29, 2021
211,463	2.30	July 30, 2022
201,221	2.30	August 6, 2022
8,360,576

14.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Balance, January 31, 2019	–
Granted	275,000

Balance, January 31, 2020	275,000
Granted	20,000
Common shares issued (Note 12(a) and 16)	(266,666)
Forfeited	(8,334)

Balance, October 31, 2020	20,000

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

14.	Long-term Incentive Plans (continued)

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At October 31, 2020, no outstanding RSUs were vested (January 31, 2020 – 83,334). During the three and nine months ended October 31, 2020, the Company recognized $9,923 and $211,387, respectively, of share-based payment related to its RSUs (three and nine months ended October 31, 2019 - $nil and $nil, respectively).

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s performance stock units (“PSUs”):

Number of PSUs

Balance, January 31, 2019	–
Granted	75,000

Balance, January 31, 2020	75,000
Expired	(25,000)

Balance, October 31, 2020	50,000

PSUs vest as follows: 25,000 PSUs vest on November 14, 2019, 25,000 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 (non-market performance condition) (not met) and 25,000 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At October 31, 2020, 25,000 PSUs were vested (January 31, 2020– 25,000). During the three and nine months ended October 31, 2020, the Company recognized a reversal of share-based compensation related to its PSUs of $nil and $6,359, respectively (three and nine months ended October 31, 2019 - $nil and $nil, respectively), due to the PSU holder not meeting the non-market performance condition.

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted (Note 16(a))	290,000	1.92	4.77
Granted pursuant to acquisition (Note 6(a))	856,880	3.05	0.53
Forfeited/cancelled (Note 16)	(546,668)	(2.94)	–

Outstanding, October 31, 2020	2,072,712	3.59	1.92

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

14.	Long-term Incentive Plans (continued)

Additional information regarding share purchase options as of October 31, 2020, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

200,000	200,000	1.37	December 14, 2020
250,000	250,000	9.65	February 22, 2021
200,000	200,000	1.33	December 14, 2021
5,000	5,000	4.98	November 14, 2022
260,000	260,000	4.00	June 11, 2024
68,750	68,750	3.90	July 1, 2024
10,000	10,000	2.60	September 29, 2024
15,000	15,000	1.55	October 15, 2024
15,000	15,000	2.50	October 15, 2024
7,500	2,500	1.50	November 3, 2024
100,000	50,000	2.50	November 13, 2024
20,000	20,000	2.50	December 26, 2024
10,000	5,000	2.50	January 20, 2023
210,000	-	1.80	May 5, 2025
50,000	-	2.40	May 10, 2025
10,000	-	2.25	May 11, 2025
20,000	-	1.80	May 21, 2025
582,620	582,620	3.09	June 30, 2021
19,421	19,421	3.23	February 17, 2022
19,421	12,949	3.23	February 28, 2022
2,072,712	1,716,240

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to September 4, 2020
•	Risk free interest rate: 0.20% to 1.46%
•	Volatility: 93% to 220%
•	Market price of common shares on grant date: $1.10 to $4.00
•	Expected dividends: Nil%
•	Expected life: Nine (9) months to five (5) years
•	Exercise price: $1.50 to $4.00

Fair values of the options at each measurement date ranged between $0.40 to $3.20. For the three and nine months ended October 31, 2020, share-based payments related to share purchase options totaling $195,970 and $347,018, respectively, have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss (three and nine months ended October 31, 2019 - $497,746 and $1,065,112, respectively). $364,411 of share-based payment expense have yet to be recognized and will be recognized in future periods.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

15.	Supplemental Cash Flow Disclosures

	October 31, 2020 $	October 31, 2019 $
Supplemental disclosures:
Interest paid	402,657	176,164
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	599,717	1,974,129
Common shares issued for settlement of accounts payable	–	338,064
Common shares issued for loan origination fees	–	20,000
Common shares issued for conversion of debentures	–	261,821
Common shares issued for finder’s fees	–	127,000
Common shares, share purchase options and share purchase warrants issued for asset acquisition	6,362,197	–
Warrants issued for finder’s fee	103,549	19,804

16.	Related Party Transactions

Key Management Compensation

During the three and nine months ended October 31, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $473,815 and $983,060 (three and nine months ended October 31, 2019 - $409,066 and $1,120,657, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the nine months ended October 31, 2020, 200,000 stock options for a former officer was forfeited, 220,000 stock options were granted to directors and officers and 266,666 common shares were issued to a former officer and a former director pursuant to vesting of RSUs. Pursuant to the amalgamation (Note 6(a)), 582,620 stock options were granted to officers of Altum, upon which the Altum stock options held by such officers terminated. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at October 31, 2020, the Company owed $755,801 to current and former key management and directors (January 31, 2020 - $16,647).

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

17.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of October 31, 2020, the Company has not made any investment related to Pivot-Cartagena JV. During the three and nine months ended October 31, 2020 and 2019, there were no balances or transactions related to Pivot-Cartagena JV.

18.	Commitments and Contingencies

(a)

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000. For the nine months ended October 31, 2020, the Company recorded a settlement of legal claim of $120,000 within the condensed consolidated interim statements of comprehensive loss.

(b)

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of October 31, 2020 as management is not able to assess the likelihood of payment.

(c)

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street (Note 10) and damages of approximately $395,000. The Company and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.

(d)

In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid). On November 5, 2020, this matter was settled and the proceedings discontinued.

19.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals, within four geographical areas, Canada, U.S, Australia and the E.U.

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

19.	Operating Segment (continued)

	Canada $	U.S. $	Australia $	E.U. $	Total $

Nine months ended October 31, 2020
Revenue	–	–	–	–	–
Net income (loss)	(9,100,851)	980,628	(311,572)	(413,365)	(8,845,160)

Nine months ended October 31, 2019
Revenue	–	–	–	–	–
Net loss	(7,498,700)	(1,289,626)	–	(130,176)	(8,918,502)

Three months ended October 31, 2020
Revenue	–	–	–	–	–
Net loss	(6,684,733)	(188,983)	(311,572)	(163,863)	(7,349,151)

Three months ended October 31, 2019
Revenue	–	–	–	–	–
Net loss	(2,112,399)	(350,606)	–	(130,176)	(2,593,181)

As at October 31, 2020
Total assets	12,651,779	72,365	48,204	25,816	12,798,164
Total liabilities	9,842,335	49,459	476,911	53,312	10,422,017

As at January 31, 2020
Total assets	8,068,874	68,875	–	113,030	8,250,779
Total liabilities	4,130,536	1,451,065	–	12,617	5,594,218

20.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company does not have any financial instruments measured using Level 3 inputs. The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and convertible debentures are considered to be a reasonable approximation of fair value because of the short-term maturity of these instruments.

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BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

21.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein. The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street (Note 10). The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk. As at October 31, 2020, this amounted to $568,176 (January 31, 2020 - $3,303,002).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 22). Accounts payable and accrued liabilities, due to related parties, convertible debentures and the current portion of lease liabilities are due within the current operating period.

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $159,000. The Company does not invest in derivatives to mitigate these risks.

22.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

29

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

23.	Events After the Reporting Date

(a)

On December 2, 2020, the Company closed a private placement offering of special warrants of the Company (the “Special Warrants”), pursuant to which the Company issued 5,889,735 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $2,944,868 (the “Offering”). Each Special Warrant is exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”), with each Unit consisting of one common share of the Company (a “Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of $0.60 per Warrant Share and expiry date of December 1, 2023.

All unexercised Special Warrants will automatically be exercised on the day that is the earlier of (i) April 3, 2021, and (ii) as soon as reasonably practicable, and in any event no later than the third business day, after a receipt is issued for a final prospectus qualifying the distribution of the Units underlying the Special Warrants and the Units underlying the Compensation Options (as defined below) granted to the agents.

In connection with the Offering, the Company paid an agent’s fee consisting of the following: 1) cash fee equal to 8.0% of the gross proceeds from the Offering, and 2) compensation options (the “Compensation Options”) equal to 8.0% of the total number of Special Warrants sold under the Offering at an exercise price of $0.50 and expiry of 36 months.

The Company will prepare and file with each of the securities regulatory authorities in each of the provinces of Canada, except Quebec, in which the Special Warrants are sold (the “Jurisdictions”) and obtain a receipt for a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants and the Compensation Options, in compliance with applicable securities law, within forty (40) days from December 2, 2020. In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days, each unexercised Special Warrant will thereafter entitle the holder to receive upon exercise, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

(b)

On December 4, 2020, the Company issued 60,000 common shares pursuant to vesting of RSUs and PSUs and to a third party for services rendered. 25,000 common shares issued pursuant to the vesting of PSUs were issued to a former officer and director.

(c)

In December 2020, the Company signed an asset purchase agreement (“Asset Purchase Agreement”) with Nutraneeds LLC, doing business as Transcend Biodynamics (“Nutraneeds”), to acquire proprietary rights and know-how and technology related to the compounds known as 2-bromo-LSD, esters, salts, stereoisomers and polymorphs of any of the foregoing. Pursuant to the Asset Purchase Agreement, the Company issued 13,333,333 common shares to principals of Nutraneeds on December 18, 2020.

(d)	On December 9, 2020, the Company granted 1,100,000 stock options to officers, directors and consultants with an exercise price of $0.77 and a three year term.

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